September 2012 Preliminary Terms No. 319 Registration Statement No. 333-178081 Dated September 4, 2012 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
Commodity-Linked Notes due September 28, 2018
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil
The notes offered are senior unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the accompanying prospectus supplement and prospectus, as supplemented or modified by these preliminary terms.  At maturity, we will pay per note the stated principal amount of $1,000 plus a supplemental redemption amount based on the price of the underlying commodity on the determination date, subject to the minimum payment at maturity.  The notes are for investors who are concerned about principal risk but seek a West Texas Intermediate light sweet crude oil-based return, and who are willing to forgo current income in exchange for full participation in the positive performance of West Texas Intermediate light sweet crude oil and the repayment of principal plus a minimum return at maturity.  The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.  All payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Morgan Stanley.
SUMMARY TERMS
Issuer:	Morgan Stanley
Issue price:	$1,000 per note (see “Commissions and issue price” below)
Stated principal amount:	$1,000 per note
Aggregate principal amount:	$
Pricing date:	September 25, 2012
Original issue date:	September 28, 2012 (3 business days after the pricing date)
Maturity date:	September 28, 2018
Interest:	None
Underlying commodity:	West Texas Intermediate light sweet crude oil (“WTI crude oil”)
Payment at maturity:	The payment due at maturity per $1,000 stated principal amount will equal: $1,000 + supplemental redemption amount, if any, subject to the minimum payment at maturity
Supplemental redemption amount:	(i) $1,000 times (ii) the commodity percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $60 per note.
Participation rate:	100%
Minimum payment at maturity:	$1,060 per note (106% of the stated principal amount)
Maximum payment at maturity:	None
Commodity percent change:	(final commodity price – initial commodity price) / initial commodity price
Initial commodity price:	$ , which is the commodity price on the pricing date, subject to adjustment for non-trading days and certain market disruption events.
Final commodity price:	The commodity price on the determination date, subject to adjustment for non-trading days and certain market disruption events.
Commodity price:
For any trading day, the official settlement price per barrel of WTI crude oil on the New York Mercantile Exchange (the “NYMEX”) Division of the first nearby month futures contract, stated in U.S. dollars, as made public by the NYMEX Division on such date

Determination date:	September 25, 2018, subject to adjustment for non-trading days and certain market disruption events.
CUSIP:	617482P57
ISIN:	US617482P570
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Commissions and issue price:	Price to Public(1)	Agent’s Commissions(2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	The price to public for investors purchasing the notes in fee-based advisory accounts will be $970 per note.
(2)
Selected dealers and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $     for each note they sell; provided that dealers selling to investors purchasing the notes in fee-based advisory accounts will receive a sales commission of $       per note.  See “Supplemental information regarding plan of distribution; conflicts of interest.”  For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 4.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.  Please also see “Additional Information About the Notes” at the end of this document.

Prospectus Supplement for Commodity-Linked Notes dated August 17, 2012	Prospectus dated November 21, 2011

Commodity-Linked Notes due September 28, 2018
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

Investment Summary
Commodity-Linked Notes
The Commodity-Linked Notes due September 28, 2018 Based on the Performance of West Texas Intermediate Light Sweet Crude Oil (the “notes”) provide investors:

¡	an opportunity to gain exposure to the performance of WTI crude oil and provide diversification of underlying asset class exposure

¡	the repayment of principal plus a minimum return of 6% at maturity

¡	100% participation in any appreciation of WTI crude oil over the term of the notes

¡	no exposure to any decline of the underlying commodity if the notes are held to maturity

At maturity, if the price of WTI crude oil has depreciated or has appreciated by less than or equal to 6%, you will receive the minimum payment at maturity of $1,060 per note, representing a 6% return on your investment.  All payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Morgan Stanley.

Maturity:	6 years
Participation rate:	100%
Minimum payment at maturity:	$1,060 per note (106% of the stated principal amount)
Maximum payment at maturity:	None
Interest:	None

Key Investment Rationale

Commodity-Linked Notes offer investors exposure to the performance of commodities or commodity indices and provide for the repayment of principal at maturity.  They are for investors who are concerned about principal risk but seek a commodity-based return, and who are willing to forgo current income in exchange for full participation in the positive performance of WTI crude oil and the repayment of principal plus a minimum return at maturity.  The notes are senior unsecured obligations of Morgan Stanley, and all payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.

Repayment of Principal	The notes offer investors 1 to 1 upside exposure to the performance of the underlying commodity, while providing for the repayment of principal in full at maturity.
Minimum Payment at Maturity	At maturity, the notes will pay no less than $1,060 per note (106% of the stated principal amount).
Upside Scenario	The price of the underlying commodity increases in value significantly and, at maturity, the notes pay the stated principal amount plus 100% of the positive performance of WTI crude oil.
Minimum Payment Scenario	The price of the underlying commodity declines or apreciates by less than or equal to 6% and, at maturity, the notes redeem for the stated pricniapl amount of $1,060 per note.

September 2012	Page 2

Commodity-Linked Notes due September 28, 2018
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

Hypothetical Payout on the Notes

At maturity, for each $1,000 stated principal amount of notes that you hold, you will receive the stated principal amount of $1,000 plus a supplemental redemption amount based on the price of the underlying commodity on the determination date, subject to the minimum payment at maturity.  The supplemental redemption amount will be calculated on the determination date as follows:

(i) $1,000 times (ii) the commodity percent change times (iii) the participation rate.

In no event will the payment due at maturity be less than $1,060 per note (106% of the stated principal amount).

The table below illustrates the payment at maturity for each note for a hypothetical range of commodity percent changes and does not cover the complete range of possible payouts at maturity.  The table reflects the minimum payment at maturity of $1,060 per note and assumes an initial commodity price of $90.  If the commodity percent change is less than or equal to 6%, you will receive the minimum payment at maturity of $1,060 per note, or 106% of the stated principal amount.

Commodity percent change	Final commodity price	Stated principal amount	Supplemental redemption amount	Payment at maturity	Return on $1,000 note
100%	$180	$1,000	$1,000	$2,000	100%
90%	$171	$1,000	$900	$1,900	90%
80%	$162	$1,000	$800	$1,800	80%
70%	$153	$1,000	$700	$1,700	70%
60%	$144	$1,000	$600	$1,600	60%
50%	$135	$1,000	$500	$1,500	50%
40%	$126	$1,000	$400	$1,400	40%
30%	$117	$1,000	$300	$1,300	30%
20%	$108	$1,000	$200	$1,200	20%
10%	$99	$1,000	$100	$1,100	10%
7%	$96	$1,070	$70	$1,070	7%
6%	$95	$1,000	$60	$1,060	6%
0%	$90	$1,000	$60	$1,060	6%
-10%	$81	$1,000	$60	$1,060	6%
-20%	$72	$1,000	$60	$1,060	6%
-30%	$63	$1,000	$60	$1,060	6%
-40%	$54	$1,000	$60	$1,060	6%
-50%	$45	$1,000	$60	$1,060	6%
-60%	$36	$1,000	$60	$1,060	6%
-70%	$27	$1,000	$60	$1,060	6%
-80%	$18	$1,000	$60	$1,060	6%
-90%	$9	$1,000	$60	$1,060	6%
-100%	$0	$1,000	$60	$1,060	6%

September 2012	Page 3

Commodity-Linked Notes due September 28, 2018
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes.  For further discussion of these and other risks you should read the section entitled “Risk Factors” in the accompanying prospectus supplement and prospectus.  You should also consult with your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

¡
The notes do not pay interest and may not pay more than the minimum payment at maturity.  If the commodity percent change is less than or equal to 6%, you will receive only the minimum payment at maturity of $1,060 for each note you hold at maturity.  As the notes do not pay any interest, if the underlying commodity does not appreciate sufficiently over the six-year term of the notes, the overall return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.  The notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a supplemental redemption amount based on the performance of the underlying commodity.

¡
Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.  The supplemental redemption amount, if any, is linked exclusively to the price of WTI crude oil and not to a diverse basket of commodities or a broad-based commodity index.  The price of WTI crude oil may not correlate to, and may diverge significantly from, the prices of commodities generally.   Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index.  The price of WTI crude oil may be, and has recently been, highly volatile, and we can give you no assurance that the volatility will lessen.  See “WTI Crude Oil Overview” on page 7.

¡
Investments linked to a single commodity are subject to sharp fluctuations in commodity prices, and the price of WTI crude oil may change unpredictably and affect the value of the notes in unforeseen ways.  Investments, such as the notes, linked to the price of a single commodity such as WTI crude oil are subject to significant fluctuations in the price of the commodity over short periods due to a variety of factors. Demand for refined petroleum products by consumers, as well as by the agricultural, manufacturing and transportation industries, affects the price of crude oil.  Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel.  Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels.  Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions.  Demand is also influenced by government regulations, such as environmental or consumption policies.  In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world.  Such events tend to affect oil prices worldwide, regardless of the location of the event.  Supply for crude oil may increase or decrease depending on many factors.  These include production decisions by the Organization of the Petroleum Exporting Countries and other crude oil producers.  In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable.  Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities.  WTI crude oil is also subject to the risk that it has demonstrated a lack of correlation with world crude oil prices due to structural differences between the U.S. market for crude oil and the international market for crude oil.  As a result, the price of WTI crude oil may be more volatile than world crude oil prices generally.  See “WTI Crude Oil Overview” on page 7.

¡
An investment linked to commodity futures contracts is not equivalent to an investment linked to the spot prices of physical commodities.  The notes have returns based on the change in price of futures contracts on the underlying commodity, not the change in the spot price of actual physical commodity to which such futures contracts relate.  The price of a futures contract reflects the expected

September 2012	Page 4

Commodity-Linked Notes due September 28, 2018
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

value of the commodity upon delivery in the future, whereas the price of a physical commodity reflects the value of such commodity upon immediate delivery, which is referred to as the spot price.  Several factors can result in differences between the price of a commodity futures contract and the spot price of a commodity, including the cost of storing such commodity for the length of the futures contract, interest costs related to financing the purchase of such commodity and expectations of supply and demand for such commodity.  While the changes in the price of a futures contract are usually correlated with the changes in the spot price, such correlation is not exact.  In some cases, the performance of a commodity futures contract can deviate significantly from the spot price performance of the related underlying commodity, especially over longer periods of time.  Accordingly, investments linked to the return of commodities futures contracts may underperform similar investments that reflect the spot price return on physical commodities.

¡
Differences between futures prices and the spot price of WTI crude oil may decrease the amount payable at maturity.  The initial commodity price and final commodity price that are used to determine the payment at maturity on the notes are determined by reference to the settlement price of the first nearby month futures contract for WTI crude oil on the pricing date and valuation date, respectively, and will not therefore reflect the spot price of WTI crude oil on such dates.  The market for futures contracts on WTI crude oil has experienced periods of backwardation, in which futures prices are lower than the spot price, and periods of contango, in which futures prices are higher than the spot price.  If the contract is in backwardation on the pricing date or in contango on the valuation date, the amount payable at maturity on the notes will be less than if the initial WTI crude oil price or final WTI crude oil price, respectively, was determined with reference to the spot price.

¡
Suspension or disruptions of market trading in WTI crude oil futures contracts may adversely affect the value of the notes.  The futures market for WTI crude oil is subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, the contract is listed on the NYMEX.  NYMEX has limits on the amount of fluctuation in futures contract prices which may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a different price.  The current maximum daily price fluctuation for futures contracts of WTI crude oil is $10 per barrel for any particular month of delivery.  If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $10 per barrel in either direction. If another halt is triggered, the market would continue to be expanded by $10 per barrel in either direction after each successive five-minute trading halt.  There are no maximum price fluctuation limits during any one trading session.  Fluctuation limits will have the effect of precluding trading in the contract or forcing the liquidation of contracts at disadvantageous times or prices.  These circumstances could adversely affect the value of WTI crude oil futures contracts and, therefore, the value of the notes.

¡
The market price of the notes will be influenced by many unpredictable factors.  Several factors will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including the value of the underlying commodity at any time and, in particular, on the determination date, the volatility (frequency and magnitude of changes in price) of the underlying commodity, the price and volatility of the futures contracts on the underlying commodity, trends of supply and demand for the underlying commodity, as well as the effects of speculation or any government actions that could affect the markets for the underlying commodity, interest and yield rates in the market, time remaining until the notes mature, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the price of the underlying commodity or commodities markets generally and which may affect the final commodity price of the underlying commodity and any actual or anticipated changes in our credit ratings or credit spreads.  In addition, the commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention.  As a result, you may receive less, and possibly significantly less, than the stated principal amount per note if you try to sell your notes prior to maturity.

September 2012	Page 5

Commodity-Linked Notes due September 28, 2018
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

¡
The notes are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes. You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity and therefore you are subject to the credit risk of Morgan Stanley.  The notes are not guaranteed by any other entity.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

¡
The amount payable on the notes is not linked to the commodity price at any time other than the determination date.  The final commodity price will be based on the commodity price on the determination date, subject to adjustment for non-trading days and certain market disruption events.  Even if the underlying commodity appreciates prior to the determination date but then drops on the determination date to be equal to or below the initial commodity price, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the commodity price prior to such drop.  Although the actual commodity price on the stated maturity date or at other times during the term of the notes may be higher than the final commodity price, the payment at maturity will be based solely on the commodity price on the determination date.

¡
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the cost of hedging our obligations under the notes that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the cost of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

¡
Investing in the notes is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity.  Investing in the notes is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity.  By purchasing the notes, you do not purchase any entitlement to the underlying commodity or futures contracts or forward contracts on the underlying commodity.  Further, by purchasing the notes, you are taking credit risk to Morgan Stanley and not to any counter-party to futures contracts or forward contracts on the underlying commodity. See “Hypothetical Payout on the Notes” above.

¡
The notes will not be listed on any securities exchange and secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

¡
The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes.  As calculation agent, Morgan Stanley Capital Group Inc. (“MSCG”) will determine the initial commodity price and the final commodity price, and will calculate the amount of cash you will receive at maturity.  Determinations made by MSCG in its capacity as calculation agent, including with respect to the

September 2012	Page 6

Commodity-Linked Notes due September 28, 2018
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

occurrence or non-occurrence of market disruption events or calculation of the commodity price of the underlying commodity in the event of a market disruption event, may adversely affect the payout to you at maturity.

¡
Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the notes.   One or more of our subsidiaries expect to carry out hedging activities related to the notes (and possibly to other instruments linked to the underlying commodity), including trading in the underlying commodity or forward contracts or futures contracts on the underlying commodity.  Some of our subsidiaries also trade in financial instruments related to the underlying commodity or the prices of the commodities or contracts that underlie the underlying commodity on a regular basis as part of their general commodity trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial commodity price and, therefore, the price at which the underlying commodity must close on the determination date before an investor receives a payment at maturity that exceeds the minimum payment at maturity.  Additionally, such hedging or trading activities during the term of the notes, including on the determination date, could adversely affect the commodity price on the determination date and, accordingly, the amount of cash an investor will receive at maturity.

September 2012	Page 7

Commodity-Linked Notes due September 28, 2018
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

WTI Crude Oil Overview

Crude oil is used as a refined product primarily as transport fuel, industrial fuel and in-home heating fuel.  The price of WTI crude oil to which the return on the notes is linked is based on the official settlement price per barrel of West Texas Intermediate light sweet crude oil on the NYMEX Division of the first nearby month futures contract, stated in U.S. dollars, as made public by the NYMEX Division on such date.

Underlying commodity information as of August 31, 2012
	Bloomberg Ticker Symbol*	Current Price	52 Weeks Ago	52 Week High	52 Week Low
WTI crude oil (in U.S. dollars)	CL1	$96.47	$88.81	$109.77 (on 2/24/2012)	$75.67 (on 10/4/2011)

* The Bloomberg ticker symbol is being provided for reference purposes only.  The commodity price on any trading day will be determined based on the price published by the NYMEX Division.

The following graph sets forth the daily fixing prices of the underlying commodity for the period from January 1, 2007 through August 31, 2012.  The related table presents the published high and low fixing prices, as well as end-of-quarter fixing prices, for the underlying commodity for each quarter in the same period.  The commodity price on August 31, 2012 was $96.47.  We obtained the information in the table from Bloomberg Financial Markets, without independent verification.  The historical performance of the underlying commodity should not be taken as an indication of its future performance.
WTI Crude Oil Prices Daily Closing Prices of the First Nearby Month Futures Contract January 1, 2007 to August 31, 2012

September 2012	Page 8

Commodity-Linked Notes due September 28, 2018
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

WTI Crude Oil (in U.S. dollars per barrel)	High	Low	Period End
2007
First Quarter	66.03	50.48	65.87
Second Quarter	70.68	61.47	70.68
Third Quarter	83.32	69.26	81.66
Fourth Quarter	98.18	79.02	95.98
2008
First Quarter	110.33	86.99	101.58
Second Quarter	140.21	100.98	140.00
Third Quarter	145.29	91.15	100.64
Fourth Quarter	98.53	33.87	44.60
2009
First Quarter	54.34	33.98	49.66
Second Quarter	72.68	45.88	69.89
Third Quarter	74.37	59.52	70.61
Fourth Quarter	81.37	69.51	79.36
2010
First Quarter	83.76	71.19	83.76
Second Quarter	86.84	68.01	75.63
Third Quarter	82.55	71.63	79.97
Fourth Quarter	91.51	79.49	91.38
2011
First Quarter	106.72	84.32	106.72
Second Quarter	113.93	90.61	95.42
Third Quarter	99.87	79.20	79.20
Fourth Quarter	102.59	75.67	98.83
2012
First Quarter	109.77	96.36	103.02
Second Quarter	106.16	77.69	84.96
Third Quarter (through August 31, 2012)	97.26	83.75	96.47

September 2012	Page 9

Commodity-Linked Notes due September 28, 2018
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

Additional Information About the Notes
Please read this information in conjunction with the summary terms on the front cover of this document.

Additional Provisions:
Denominations:	$1,000 per note and integral multiples thereof
Bull or bear notes:	Bull notes
Call right:	The notes are not callable prior to the maturity date.
Postponement of maturity date:
If the determination date is postponed so that it falls less than two business days prior to the scheduled maturity date, the maturity date will be postponed to the second business day following the determination date as postponed.

Minimum ticketing size:	$1,000 / 1 note
Tax considerations:
In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, even though no interest is payable on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  If the notes were priced on August 30, 2012, the “comparable yield” for the notes would be a rate of 4.2871% per annum, compounded semi-annually; however, the comparable yield will be determined on the pricing date and may be significantly higher or lower than the comparable yield set forth above.  Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) consists of a single projected amount equal to $1,289.9716 due at maturity. The comparable yield and the projected payment schedule for the notes will be updated in the final pricing supplement.  You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of an investment in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on a note) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through December 31, 2012	$10.9559	$10.9559
January 1, 2013 through June 30, 2013	$21.6703	$32.6262
July 1, 2013 through December 31, 2013	$22.1349	$54.7611
January 1, 2014 through June 30, 2014	$22.6093	$77.3704
July 1, 2014 through December 31, 2014	$23.0940	$100.4644
January 1, 2015 through June 30, 2015	$23.5890	$124.0534
July 1, 2015 through December 31, 2015	$24.0946	$148.1480
January 1, 2016 through June 30, 2016	$24.6111	$172.7591
July 1, 2016 through December 31, 2016	$25.1387	$197.8978
January 1, 2017 through June 30, 2017	$25.6775	$223.5753
July 1, 2017 through December 31, 2017	$26.2279	$249.8032
January 1, 2018 through June 30, 2018	$26.7902	$276.5934
July 1, 2018 through the Maturity Date	$13.3782	$289.9716

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments thereto in respect of the notes for U.S. federal income tax purposes, and we make no representation regarding the actual amount of the payment that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

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Commodity-Linked Notes due September 28, 2018
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Trustee:	The Bank of New York Mellon
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the notes by taking positions in the underlying commodity or futures contracts or forward contracts on the underlying commodity or positions in any other available instruments that we may wish to use in connection with such hedging.  Such purchase activity could increase the price of the underlying commodity on the pricing date, and therefore, the price at which the underlying commodity must close on the determination date before you would receive at maturity a payment that exceeds the minimum payment at maturity.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement.

Benefit plan investor considerations:
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the notes are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the notes.

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal,

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Commodity-Linked Notes due September 28, 2018
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc., Morgan Stanley or Morgan Stanley Smith Barney LLC (“MSSB”) or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity.

Additional considerations:
Client accounts over which Citigroup Inc., Morgan Stanley, MSSB or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Calculation agent:	MSCG
Supplemental information regarding plan of distribution; conflicts of interest:
Selected dealers, which may include our affiliates, and their financial advisors will collectively receive from the agent a fixed sales commission of $      for each note they sell; provided that dealers selling to investors purchasing the notes in fee-based advisory accounts will receive a sales commission of $      per note.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.  See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying prospectus supplement.

Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Where you can find more information:
Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the prospectus supplement for commodity-linked notes) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  You should read the prospectus in that registration statement, the prospectus supplement for commodity-linked notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for commodity-linked notes if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Prospectus Supplement for Commodity-Linked Notes dated August 17, 2012
Prospectus dated November 21, 2011

Terms used in this document are defined in the prospectus supplement for commodity-linked notes or in the prospectus.  As used in this document, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

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